January 2, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Response to Comments received from the Staff of the Commission with respect to
Form 10–K for Fiscal Year Ended January 31, 2013, filed on April 5, 2013, Form 10-Q for Fiscal
Quarter Ended July 31, 2013, filed on September 5, 2013, Form 8-K, filed on December 5, 2013, and
Response dated December 4, 2013, File No. 1-34956

Dear Mr. Thompson:

We are in receipt of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by letter dated December 17, 2013 (the “Comment Letter”) with respect to the Form 10-K filed on April 5, 2013, Form 10-Q filed on September 5, 2013, Form 8-K filed on December 5, 2013, and Response dated December 4, 2013. In the letter it was requested that we respond to your comments within ten business days or advise you when we would provide a response.

We are requesting an extension to the initial ten business days’ response deadline, as we require additional time to gather the necessary information to provide responses to your comments. We will file our response to your comment letter no later than the close of business Monday, January 6, 2014.

We appreciate your support regarding the timing of this request. Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Brian E. Taylor

Brian E. Taylor

cc:	Robyn Manuel, Securities and Exchange Commission
Theodore M. Wright, Conn’s, Inc.
Robert F. Bell, Conn’s, Inc.

Conn’s, Inc. | 4055 Technology Forest Boulevard, Suite 210 | The Woodlands, Texas 77381